August 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-10169

Gentlemen:

      In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 30, 2003, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended June 30, 2004:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

            None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource's benefit plans or otherwise

            40,500

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror

            None

4. The amount and terms of any long-term debt, preferred stock, preferred securities, equity-linked securities or short-term debt issued directly or indirectly by NiSource

            Please see Exhibit 1

5. The maximum outstanding amount of all borrowings under or investments in the money pool by each money pool participant during the quarter, and the rate or range of rates charged on money pool borrowings and paid on money pool investments

            Please see Exhibit 2

6. The number of shares of common stock issued by Columbia to NiSource and the price per share paid

            None

7. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia to NiSource Finance or other financing subsidiary of NiSource

            None

8. The number of shares of common stock issued by Columbia Maryland to Columbia and the price per share paid

            None

9. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia

            None

10. The amount and terms of any financings consummated by any non-utility subsidiary that are not exempt under Rule 52

            None

11. The name of the guarantor and of the beneficiary of any parent guarantee or non-utility subsidiary guarantee issued, and the amount, terms and purpose of the guarantee

            Please see Exhibit 3

12. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into and identity of the parties to such instruments

            On May 12, 2004, NiSource entered into fixed-to-variable interest rate swap agreements in a notional amount of $660.0 million with six counterparties having a 6 1/2-year term. NiSource will receive payments based upon a fixed 7.875% interest rate and pay a floating interest amount based on U.S. 6-month British Banker Association
            (BBA) LIBOR plus an average of 3.08% per annum.

13. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary

            None

14. A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing

            None

15. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource and Columbia, that has engaged in authorized financing transactions during the quarter

            Please see the attached Exhibits 4 through 15 for balance sheets for NiSource, Columbia Energy Group, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland

                                Very truly yours,

                                NiSource Inc.

                                By:          /s/ Jeffrey W. Grossman
                                   ---------------------------------------------
                                               Jeffrey W. Grossman
                                                  Vice President

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                     ITEM #4

                            AMOUNT ISSUED DURING      AMOUNT OUTSTANDING
                           SECOND QUARTER OF 2004        JUNE 30, 2004        TYPE OF DEBT
COMPANY                        (IN THOUSANDS)           (IN THOUSANDS)         OR SECURITY                  TERMS
-------                    ----------------------     ------------------     ---------------  -----------------------------------
NiSource Finance Corp.               -                       143,500         Short-term Debt  Credit facility advances with a
                                                                                              weighted average interest rate
                                                                                              of 2.275%

NiSource Finance Corp.               -                     5,573,101         Long-term Debt   Various maturity dates and weighted
                                                                                              average interest rates

                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                     ITEM #5

                                                      MAXIMUM AMOUNT           MAXIMUM AMOUNT           AVERAGE INTEREST
                                                    OUTSTANDING DURING         INVESTED DURING            RATE DURING
SUBSIDIARY (AMOUNTS IN THOUSANDS)                 SECOND QUARTER OF 2004   SECOND QUARTER OF 2004    SECOND QUARTER OF 2004
---------------------------------------------------------------------------------------------------------------------------
Bay State Gas Company                                     183,238                       0                    1.84%
Columbia Assurance Agency, Inc.                               N/A                      37                    1.84%
Columbia Accounts Receivable Corporation                      N/A                  10,045                    1.84%
Columbia Atlantic Trading Corporation                         N/A                   3,938                    1.84%
Columbia Deep Water Services Company                          101                     100                    1.84%
Columbia Electric Corporation                                 N/A                   6,312                    1.84%
Columbia Energy Services Corporation                       52,257                       0                    1.84%
Columbia Energy Group                                         N/A                 543,840                    1.84%
Columbia Gulf Transmission Company                              0                  19,200                    1.84%
Columbia Gas of Virginia, Inc.                                  0                  28,798                    1.84%
NiSource Insurance Corporation, Ltd.                          N/A                      22                    1.84%
Columbia Gas of Kentucky, Inc.                                  0                  38,726                    1.84%
Columbia Gas of Maryland, Inc.                                  0                  19,345                    1.84%
CNS Microwave, Inc.                                           N/A                   1,876                    1.84%
Columbia Network Services Corporation                         N/A                   3,144                    1.84%
Columbia Gas of Ohio, Inc.                                 46,663                 209,292                    1.84%
Columbia of Ohio Receivables Corp                               0                       0                    1.84%
Columbia Gas of Pennsylvania, Inc.                         25,102                  39,398                    1.84%
Columbia Remainder Corporation                                  0                       0                    1.84%
Crossroads Pipeline                                        15,100                       0                    1.84%
NiSource Corporate Services Company                        73,592                       0                    1.84%
NiSource Development Company, Inc.                        184,105                       0                    1.84%
EnergyUSA, Inc.                                            36,768                       0                    1.84%
EnergyUSA, Inc. (MA)                                            0                   1,746                    1.84%
Kokomo Gas and Fuel Company                                     0                   5,407                    1.84%
NiSource Capital Markets. Inc.                                N/A                  30,782                    1.84%
NI Energy Services, Inc.                                   49,399                       0                    1.84%
NiSource Energy Technologies, Inc.                         21,555                       0                    1.84%
NiSource Finance Corp.                                        N/A                 582,817                    1.84%
NiSource Inc.                                                 N/A                  63,350                    1.84%
Northern Indiana Fuel and Light Company, Inc.                   0                  15,098                    1.84%
Northern Indiana Public Service Company                   473,059                       0                    1.84%
NiSource Retail Service Corp                                    0                   1,138                    1.84%
Granite State Gas Transmission                              8,328                       0                    1.84%
Northern Utilities, Inc.                                      309                  10,493                    1.84%
PEI Holdings, Inc.                                        118,775                       0                    1.84%
Columbia Gas Transmission Corporation                      21,565                  50,921                    1.84%
EnergyUSA-TPC Corp.                                        14,671                  29,584                    1.84%

                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM # 11

                                                                   GUARANTEES
                                                                 ISSUED DURING
                                                                2ND QUARTER 2004
GUARANTOR                                     SUBSIDIARY         (IN THOUSANDS)                      PURPOSE
--------------------------------------------------------------------------------------------------------------------------
NiSource/NiSource Capital Markets        EnergyUSA - TPC             34,884             Guarantee energy trading contracts

                                                                      EXHIBIT #4

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
    Utility plant                                                   $ 16,041,926
    Accumulated depreciation and amortization                         (7,146,627)
                                                                    ------------
    Net Utility Plant                                                  8,895,299
                                                                    ------------
    Other property, at cost, less accumulated depreciation               462,362
                                                                    ------------
Net Property, Plant and Equipment                                      9,357,661
                                                                    ------------
INVESTMENTS:
    Assets of discontinued operations and assets held for sale            20,721
    Unconsolidated affiliates                                             96,292
    Other investments                                                     69,942
                                                                    ------------
       Total Investments                                                 186,955
                                                                    ------------
CURRENT ASSETS:
    Cash and cash equivalents                                             16,432
    Restricted cash                                                       15,324
    Accounts receivable - less reserve                                   311,125
    Unbilled revenue - less reserve                                      120,745
    Gas inventory                                                        230,760
    Underrecovered gas and fuel costs                                    159,055
    Material and supplies, at average cost                                71,812
    Electric production fuel, at average cost                             30,534
    Price risk management asset                                           85,445
    Exchange gas receivable                                              157,785
    Regulatory assets                                                    123,933
    Prepayments and other                                                 66,480
                                                                    ------------
       Total Current Assets                                            1,389,430
                                                                    ------------
OTHER ASSETS:
    Price risk asset long term                                           110,784
    Regulatory assets                                                    581,518
    Goodwill                                                           3,704,025
    Intangible assets                                                    520,288
    Deferred charges and other                                           152,548
                                                                    ------------
       Total Other Assets                                              5,069,163
                                                                    ------------
 TOTAL ASSETS                                                       $ 16,003,209
                                                                    ============

                                                                      EXHIBIT #4

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                                2004
-------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
    Common Stock Equity                                                  $  4,500,739
    Preferred Stocks -
      Subsidiary Companies
       Series without mandatory redemption provisions                          81,114
    Long-term debt, excluding amounts due within one year                   5,573,101
                                                                         ------------
Total Capitalization                                                       10,154,954
                                                                         ------------
CURRENT LIABILITIES:
    Current portion of long-term debt                                         366,104
    Short-term borrowings                                                     143,500
    Accounts payable                                                          482,813
    Dividends declared on common and preferred stocks                          61,681
    Customer deposits                                                          82,021
    Taxes accrued                                                             254,292
    Interest accrued                                                           82,230
    Overrecovered gas and fuel costs                                           32,724
    Price risk management liabilities                                          36,897
    Exchange gas payable                                                      249,495
    Current deferred revenue                                                   25,363
    Regulatory liabilities                                                     84,947
    Accrued liability for postretirement and pension benefits                  75,086
    Other accruals                                                            305,237
                                                                         ------------
       Total current liabilities                                            2,282,390
                                                                         ------------
OTHER:
    Price risk management liabilities                                           6,289
    Deferred income taxes                                                   1,612,300
    Deferred investment tax credits                                            82,860
    Deferred credits                                                           59,662
    Non-current deferred revenue                                               92,835
    Accrued liability for postretirement and pension benefits                 408,160
    Preferred stock liabilities with mandatory redemption provisions            2,438
    Regulatory liabilities and other removal costs                          1,089,685
    Other noncurrent liabilities                                              211,636
                                                                         ------------
       Total other                                                          3,565,865
                                                                         ------------
TOTAL CAPITALIZATION AND LIABILITIES                                     $ 16,003,209
                                                                         ============

                                                                      EXHIBIT #5

                              COLUMBIA ENERGY GROUP
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

 As of June 30, (in thousands)                                                    2004
------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT AND EQUIPMENT
    Utility Plant                                                             $  8,248,823
    Accumulated depreciation and amortization                                   (3,687,513)
                                                                              ------------
    Net utility plant                                                            4,561,310
                                                                              ------------
    Other property, at cost, less accumulated depreciation                           1,804
                                                                              ------------
Net Property, Plant and Equipment                                                4,563,114
                                                                              ------------

INVESTMENTS AND OTHER ASSETS
    Assets of discontinued operations and assets held for sale                      20,721
    Unconsolidated affiliates                                                       35,200
    Other investments                                                               45,047
                                                                              ------------
Total Investments                                                                  100,968
                                                                              ------------

CURRENT ASSETS
    Cash and cash equivalents                                                      692,928
    Restricted cash                                                                    804
    Accounts receivable - less reserve                                             109,784
    Unbilled revenue  - less reserve                                                79,293
    Gas inventory                                                                  138,167
    Underrecovered gas and fuel costs                                              118,377
    Materials and supplies, at average cost                                         21,229
    Price risk management assets                                                    45,975
    Exchange gas receivable                                                        127,587
    Regulatory assets                                                               96,652
    Prepayments and other                                                           50,672
                                                                              ------------
Total Current Assets                                                             1,481,468
                                                                              ------------
OTHER ASSETS
    Price risk management assets                                                   108,718
    Regulatory assets                                                              350,295
    Intangible assets, less accumulated amortization                                   931
    Deferred charges and other                                                      93,273
                                                                              ------------
Total Other Assets                                                                 553,217
                                                                              ------------
TOTAL ASSETS                                                                  $  6,698,767
                                                                              ============

                                                                      EXHIBIT #5

                              COLUMBIA ENERGY GROUP
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                                2004
-------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common Stock Equity                                                      $  2,813,548
Long-term debt, excluding amounts due within one year                       1,356,748
                                                                         ------------
Total Capitalization                                                        4,170,296
                                                                         ------------

CURRENT LIABILITIES
   Current portion of long-term debt                                              302
   Accounts payable                                                           246,413
   Customer deposits                                                           23,994
   Taxes accrued                                                              153,699
   Interest accrued                                                            10,883
   Overrecovered gas and fuel costs                                             6,746
   Price risk management liabilities                                            1,205
   Exchange gas payable                                                       248,231
   Current deferred revenue                                                    22,814
   Regulatory liabilities                                                      82,757
   Accrued liability for postretirement and postemployment benefits            25,277
   Other accruals                                                             219,128
                                                                         ------------
Total Current Liabilities                                                   1,041,449
                                                                         ------------

OTHER LIABILITIES AND DEFERRED CREDITS
   Deferred income taxes                                                      793,092
   Deferred investment tax credits                                             26,182
   Deferred credits                                                            47,533
   Noncurrent deferred revenue                                                 92,407
   Accrued liability for postretirement and postemployment benefits            96,761
   Regulatory liabilities and other cost of removal                           311,180
   Other noncurrent liabilities                                               118,867
                                                                         ------------
Total Other                                                                 1,486,022
                                                                         ------------
COMMITMENTS AND CONTINGENCIES                                                       -
                                                                         ------------
TOTAL CAPITALIZATION AND LIABILITIES                                     $  6,697,767
                                                                         ============

                                                                      EXHIBIT #6

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $  6,686,358
     Accumulated depreciation and amortization                        (3,134,931)
                                                                    ------------
     Net Utility Plant                                                 3,551,427
                                                                    ------------
OTHER PROPERTY AND INVESTMENTS                                             2,335
                                                                    ------------
CURRENT ASSETS:
     Cash and cash equivalents                                             2,440
     Restricted cash                                                       2,887
     Accounts receivable - less reserve                                   62,205
     Unbilled revenue - less reserve                                      31,420
     Material and supplies, at average cost                               44,668
     Electric production fuel, at average cost                            30,534
     Natural gas in storage, at last in, first-out cost                   52,782
     Price risk management assets                                          1,584
     Regulatory assets                                                    15,519
     Prepayments and other                                                45,647
                                                                    ------------
Total Current Assets                                                     289,686
                                                                    ------------
OTHER ASSETS:

     Regulatory assets                                                   202,305
     Intangible assets                                                    25,161
     Prepayments and other                                                 5,436
                                                                    ------------
Total Other Assets                                                       232,902
                                                                    ------------
TOTAL ASSETS                                                        $  4,076,350
                                                                    ============

                                                                      EXHIBIT #6

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169

                                    ITEM #15

As of June 30, (in thousands)                                                     2004
------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                                   $  1,060,606
Preferred Stocks -
      Series without mandatory redemption provisions                                81,114
Long-term debt, excluding amount due within one year                               531,789
                                                                              ------------
Total Capitalization                                                             1,673,509
                                                                              ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                             71,275
      Short-term borrowings                                                        464,771
      Accounts payable                                                             146,071
      Dividends declared on common and preferred stock                               1,091
      Customer deposits                                                             53,079
      Taxes accrued                                                                104,393
      Interest accrued                                                               6,508
      Overrecovered gas and fuel costs                                              24,414
      Price risk management liabilities                                              1,003
      Accrued liability for postretirement and pension benefits                     23,027
      Other accruals                                                                48,728
                                                                              ------------
          Total current liabilities                                                944,360
                                                                              ------------
OTHER:
      Deferred income taxes                                                        446,314
      Deferred investment tax credits                                               53,704
      Deferred credits                                                              18,948
      Accrued liability for postretirement and pension benefits                    227,235
      Preferred stock liabilities with mandatory redemption provisions               2,437
      Regulatory liabilities and other removal costs                               687,266
      Other noncurrent liabilities                                                  22,577
                                                                              ------------
          Total other                                                            1,458,481
                                                                              ------------
TOTAL CAPITALIZATION AND LIABILITIES                                          $  4,076,350
                                                                              ============

                                                                      EXHIBIT #7

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $    936,755
     Accumulated depreciation and amortization                          (248,932)
                                                                    ------------
     Net Utility Plant                                                   687,823
                                                                    ------------
OTHER PROPERTY AND INVESTMENTS                                             1,912
                                                                    ------------
INVESTMENTS:
     Unconsolidated affiliates                                                34
                                                                    ------------
          Total Investments                                                   34
                                                                    ------------
CURRENT ASSETS:

     Cash and cash equivalents                                             1,712
     Restricted cash                                                         232
     Accounts receivable - less reserve                                   68,045
     Unbilled revenue - less reserve                                       9,572
     Gas Inventory                                                        30,427
     Underrecovered gas and fuel costs                                    38,832
     Material and supplies, at average cost                                4,107
     Price risk management asset                                           1,160
     Exchange gas receivable                                              28,029
     Regulatory assets                                                    11,605
     Prepayments and other                                                 2,249
                                                                    ------------
          Total Current Assets                                           195,970
                                                                    ------------
OTHER ASSETS:
     Price risk management asset                                              25
     Regulatory assets                                                    36,260
     Intangible assets                                                   467,517
     Deferred charges and other                                           13,339
                                                                    ------------
          Total Other Assets                                             517,141
                                                                    ------------
TOTAL ASSETS                                                        $  1,402,880
                                                                    ============

                                                                      EXHIBIT #7

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                   $    551,615
      Long-term debt excluding amt due within one year                   163,500
                                                                    ------------
          Total Capitalization                                           715,115
                                                                    ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                   10,833
      Short-term borrowings                                              165,164
      Accounts payable                                                    39,083
      Customer deposits                                                    4,211
      Taxes accrued                                                       17,905
      Interest accrued                                                     1,414
      Regulatory liabilities                                               2,191
      Other accruals                                                      28,801
                                                                    ------------
          Total current liabilities                                      269,602
                                                                    ------------
OTHER:
      Deferred income taxes                                              291,721
      Deferred investment tax credits                                      2,279
      Accrued liability for postretirement and pension benefits           19,627
      Regulatory liabilities and other removal costs                      94,245
      Other noncurrent liabilities                                        10,291
                                                                    ------------
          Total other                                                    418,163
                                                                    ------------
TOTAL CAPITALIZATION AND LIABILITIES                                $  1,402,880
                                                                    ============

                                                                      EXHIBIT #8

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $    179,254
     Accumulated depreciation and amortization                           (43,758)
                                                                    ------------
     Net Utility Plant                                                   135,496
                                                                    ------------
OTHER PROPERTY AND INVESTMENTS                                             1,838
                                                                    ------------
INVESTMENTS:
     Unconsolidated affiliates                                                 2
                                                                    ------------
          Total Investments                                                    2
                                                                    ------------
CURRENT ASSETS:
     Cash and cash equivalents                                               500
     Restricted cash                                                         232
     Accounts receivable - less reserve                                   16,149
     Unbilled revenue - less reserve                                       2,068
     Gas inventory                                                           802
     Underrecovered gas and fuel costs                                     3,702
     Material and supplies, at average cost                                  871
     Price risk management asset                                           1,160
     Exchange gas receivable                                              20,317
     Prepayments and other                                                   454
                                                                    ------------
          Total Current Assets                                            46,255
                                                                    ------------
OTHER ASSETS:
     Price risk management asset                                              25
     Regulatory assets                                                    19,769
     Intangible assets                                                    78,993
     Deferred charges and other                                            1,830
                                                                    ------------
          Total Other Assets                                             100,617
                                                                    ------------
TOTAL ASSETS                                                        $    284,208
                                                                    ============

                                                                      EXHIBIT #8

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                            2004
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                   $    119,226
      Long-term debt excluding amt due within one year                    65,000
                                                                    ------------
          Total Capitalization                                           184,226
                                                                    ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                      833
      Accounts payable                                                    13,093
      Customer deposits                                                      958
      Interest accrued                                                       147
      Regulatory liabilities                                               1,406
      Other accruals                                                       7,138
                                                                    ------------
          Total current liabilities                                       23,575
                                                                    ------------
OTHER:
      Deferred income taxes                                               53,641
      Deferred investment tax credits                                        227
      Accrued liability for postretirement and pension benefits            2,667
      Regulatory liabilities and other removal costs                      13,219
      Other noncurrent liabilities                                         6,653
                                                                    ------------
          Total other                                                     76,407
                                                                    ------------
TOTAL CAPITALIZATION AND LIABILITIES                                $    284,208
                                                                    ============

                                                                      EXHIBIT #9

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $     56,925
     Accumulated depreciation and amortization                           (33,505)
                                                                    ------------
     Net Utility Plant                                                    23,420
                                                                    ------------
INVESTMENTS:
     Unconsolidated affiliates                                                 5
                                                                    ------------
          Total Investments                                                    5
                                                                    ------------
CURRENT ASSETS:
     Cash and cash equivalents                                               589
     Accounts receivable - less reserve                                    8,977
     Gas Inventory                                                           892
     Material and supplies, at average cost                                  451
     Prepayments and other                                                     6
                                                                    ------------
          Total Current Assets                                            10,915
                                                                    ------------
OTHER ASSETS:
     Regulatory assets                                                       381
     Goodwill                                                             16,439
     Intangible assets                                                       159
     Deferred charges and other                                              190
                                                                    ------------
          Total Other Assets                                              17,169
                                                                    ------------
TOTAL ASSETS                                                        $     51,509
                                                                    ============
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                   $     38,471
                                                                    ------------
          Total Capitalization                                            38,471
                                                                    ------------
CURRENT LIABILITIES:
      Accounts payable                                                     1,761
      Customer deposits                                                      505
      Taxes accrued                                                          339
      Interest accrued                                                       154
      Overrecovered gas and fuel costs                                     1,564
      Other accruals                                                       2,229
                                                                    ------------
          Total current liabilities                                        6,552
                                                                    ------------
OTHER:
      Deferred income taxes                                                3,332
      Deferred investment tax credits                                        411
      Accrued liability for postretirement and pension benefits            1,262
      Regulatory liabilities and other removal costs                       1,477
      Other noncurrent liabilities                                             4
                                                                    ------------
          Total other                                                      6,486
                                                                    ------------
TOTAL CAPITALIZATION AND LIABILITIES                                $     51,509
                                                                    ============

                                                                     EXHIBIT #10

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $     57,238
     Accumulated depreciation and amortization                           (24,359)
                                                                    ------------
     Net Utility Plant                                                    32,879
                                                                    ------------
OTHER PROPERTY AND INVESTMENTS                                               708
                                                                    ------------
CURRENT ASSETS:
     Cash and cash equivalents                                               609
     Accounts receivable - less reserve                                   16,327
     Unbilled revenue - less reserve                                         681
     Gas inventory                                                         3,340
     Underrecovered gas and fuel costs                                     1,847
     Material and supplies, at average cost                                  306
     Price risk management asset                                             177
     Prepayments and other                                                    60
                                                                    ------------
          Total Current Assets                                            23,347
                                                                    ------------
OTHER ASSETS:
     Regulatory assets                                                        82
     Goodwill                                                             13,307
     Intangible assets                                                       591
     Deferred charges and other                                              502
                                                                    ------------
          Total Other Assets                                              14,482
                                                                    ------------
TOTAL ASSETS                                                        $     71,416
                                                                    ============
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                   $     51,035
                                                                    ------------
Total Capitalization                                                      51,035
                                                                    ------------
CURRENT LIABILITIES:
      Accounts payable                                                     3,938
      Customer deposits                                                      196
      Taxes accrued                                                          948
      Interest accrued                                                        32
      Other accruals                                                         588
                                                                    ------------
          Total current liabilities                                        5,702
                                                                    ------------
OTHER:
      Deferred income taxes                                                5,566
      Deferred investment tax credits                                        266
      Deferred credits                                                       179
      Accrued liability for postretirement and pension benefits            7,442
      Regulatory liabilities and other removal costs                       1,000
      Other noncurrent liabilities                                           226
                                                                    ------------
          Total other                                                     14,679
                                                                    ------------
TOTAL CAPITALIZATION AND LIABILITIES                                $     71,416
                                                                    ============

                                                                     EXHIBIT #11

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $    239,379
     Accumulated depreciation and amortization                           (86,677)
                                                                    ------------
     Net Utility Plant                                                   152,702
                                                                    ------------
CURRENT ASSETS:
     Cash and cash equivalents                                               330
     Accounts receivable - less reserve                                   41,607
     Unbilled revenue - less reserve                                       2,289
     Gas inventory                                                         5,083
     Underrecovered gas and fuel costs                                     6,739
     Material and supplies, at average cost                                   64
     Exchange gas receivable                                                 333
     Regulatory assets                                                       555
     Prepayments and other                                                   882
                                                                    ------------
          Total Current Assets                                            57,882
                                                                    ------------
OTHER ASSETS:
     Regulatory assets                                                     2,744
     Deferred charges and other                                              781
                                                                    ------------
          Total Other Assets                                               3,525
                                                                    ------------
 TOTAL ASSETS                                                       $    214,109
                                                                    ============

                                                                     EXHIBIT #11

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                   $     84,748
      Long-term debt excluding amt due within one year                    42,132
                                                                    ------------
Total Capitalization                                                     126,880
                                                                    ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                       33
      Accounts payable                                                    16,852
      Customer deposits                                                    2,585
      Taxes accrued                                                        7,258
      Interest accrued                                                        62
      Price risk management liabilities                                       23
      Exchange gas payable                                                 7,895
      Regulatory liabilities                                               3,169
      Accrued liability for postretirement and pension benefits              465
      Other accruals                                                       5,944
                                                                    ------------
          Total current liabilities                                       44,286
                                                                    ------------
OTHER:
      Deferred income taxes                                               15,842
      Deferred investment tax credits                                      1,162
      Accrued liability for postretirement and pension benefits            1,504
      Regulatory liabilities and other removal costs                      23,394
      Other noncurrent liabilities                                         1,041
                                                                    ------------
          Total other                                                     42,943
                                                                    ------------
TOTAL CAPITALIZATION AND LIABILITIES                                $    214,109
                                                                    ============

                                                                     EXHIBIT #12

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $  1,596,578
     Accumulated depreciation and amortization                          (559,725)
                                                                    ------------
     Net Utility Plant                                                 1,036,853
                                                                    ------------
OTHER PROPERTY AND INVESTMENTS                                             1,270
                                                                    ------------
CURRENT ASSETS:
     Cash and cash equivalents                                             1,972
     Accounts receivable - less reserve                                   42,636
     Unbilled revenue - less reserve                                      60,247
     Gas inventory                                                        90,832
     Underrecovered gas and fuel costs                                    89,478
     Material and supplies, at average cost                                2,092
     Exchange gas receivable                                              52,182
     Regulatory assets                                                    74,632
     Prepayments and other                                                13,062
                                                                    ------------
          Total Current Assets                                           427,133
                                                                    ------------
OTHER ASSETS:
     Regulatory assets                                                   223,311
     Intangible assets                                                       318
     Deferred charges and other                                           74,918
                                                                    ------------
          Total Other Assets                                             298,547
                                                                    ------------
 TOTAL ASSETS                                                       $  1,763,803
                                                                    ============

                                                                     EXHIBIT #12

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                   $    516,261
      Long-term debt excluding amt due within one year                   306,701
                                                                    ------------
Total Capitalization                                                     822,962
                                                                    ------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                      249
      Accounts payable                                                   160,644
      Customer deposits                                                   12,554
      Taxes accrued                                                       19,344
      Interest accrued                                                       977
      Price risk management liabilities                                      715
      Exchange gas payable                                               130,923
      Current deferred revenue                                             1,438
      Regulatory liabilities                                              77,424
      Accrued liability for postretirement and pension benefits            7,938
      Other accruals                                                     112,464
                                                                    ------------
          Total current liabilities                                      524,670
                                                                    ------------
OTHER:
      Deferred income taxes                                              163,321
      Deferred investment tax credits                                     14,706
      Accrued liability for postretirement and pension benefits           43,903
      Regulatory liabilities and other removal costs                     141,615
      Other noncurrent liabilities                                        52,626
                                                                    ------------
          Total other                                                    416,171
                                                                    ------------
TOTAL CAPITALIZATION AND LIABILITIES                                $  1,763,803
                                                                    ============

                                                                     EXHIBIT #13

                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $    690,232
     Accumulated depreciation and amortization                          (235,909)
                                                                    ------------
     Net Utility Plant                                                   454,323
                                                                    ------------
OTHER PROPERTY AND INVESTMENTS                                                 8
                                                                    ------------
CURRENT ASSETS:
     Cash and cash equivalents                                             1,277
     Accounts receivable - less reserve                                   68,409
     Unbilled revenue - less reserve                                      12,094
     Gas inventory                                                        31,974
     Underrecovered gas and fuel costs                                    22,160
     Material and supplies, at average cost                                1,022
     Exchange gas receivable                                              21,778
     Regulatory assets                                                     5,497
     Prepayments and other                                                   497
                                                                    ------------
          Total Current Assets                                           164,708
                                                                    ------------
OTHER ASSETS:
     Regulatory assets                                                    68,951
     Intangible assets                                                        36
     Deferred charges and other                                            2,314
                                                                    ------------
          Total Other Assets                                              71,301
                                                                    ------------
 TOTAL ASSETS                                                       $    690,340
                                                                    ============

                                                                     EXHIBIT #13

                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                   $    236,204
      Long-term debt excluding amt due within one year                   185,215
                                                                    ------------
Total Capitalization                                                     421,419
                                                                    ------------
CURRENT LIABILITIES:
      Accounts payable                                                    53,413
      Customer deposits                                                    2,427
      Taxes accrued                                                        9,323
      Interest accrued                                                        27
      Price risk management liabilities                                      467
      Exchange gas payable                                                28,590
      Regulatory liabilities                                                  22
      Accrued liability for postretirement and pension benefits            4,827
      Other accruals                                                      25,198
                                                                    ------------
          Total current liabilities                                      124,294
                                                                    ------------
OTHER:
      Deferred income taxes                                              108,897
      Deferred investment tax credits                                      6,965
      Accrued liability for postretirement and pension benefits           10,724
      Regulatory liabilities and other removal costs                       9,649
      Other noncurrent liabilities                                         8,392
                                                                    ------------
          Total other                                                    144,627
                                                                    ------------
TOTAL CAPITALIZATION AND LIABILITIES                                $    690,340
                                                                    ============

                                                                     EXHIBIT #14

                            COLUMBIA GAS OF VIRGINIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $    522,863
     Accumulated depreciation and amortization                          (119,905)
                                                                    ------------
     Net Utility Plant                                                   402,958
                                                                    ------------
CURRENT ASSETS:
     Cash and cash equivalents                                               674
     Accounts receivable - less reserve                                   34,222
     Unbilled revenue - less reserve                                       3,722
     Gas inventory                                                         7,512
     Material and supplies, at average cost                                1,149
     Exchange gas receivable                                                  24
     Regulatory assets                                                       235
     Prepayments and other                                                 3,417
                                                                    ------------
          Total Current Assets                                            50,955
                                                                    ------------
OTHER ASSETS:
     Regulatory assets                                                     7,798
     Intangible assets                                                        40
     Deferred charges and other                                           11,224
                                                                    ------------
          Total Other Assets                                              19,062
                                                                    ------------
TOTAL ASSETS                                                        $    472,975
                                                                    ============
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                   $    191,385
      Long-term debt excluding amt due within one year                   130,175
                                                                    ------------
Total Capitalization                                                     321,560
                                                                    ------------
CURRENT LIABILITIES:
      Accounts payable                                                    26,836
      Customer deposits                                                    6,011
      Taxes accrued                                                        7,028
      Interest accrued                                                        78
      Overrecovered gas and fuel costs                                     2,940
      Exchange gas payable                                                 8,366
      Regulatory liabilities                                                 108
      Accrued liability for postretirement and pension benefits            2,536
      Other accruals                                                       6,646
                                                                    ------------
          Total current liabilities                                       60,549
                                                                    ------------
OTHER:
      Deferred income taxes                                               39,157
      Deferred investment tax credits                                      1,855
      Accrued liability for postretirement and pension benefits            5,299
      Regulatory liabilities and other removal costs                      18,873
      Other noncurrent liabilities                                        25,682
                                                                    ------------
          Total other                                                     90,866
                                                                    ------------
TOTAL CAPITALIZATION AND LIABILITIES                                $    472,975
                                                                    ============

                                                                     EXHIBIT #15

                            COLUMBIA GAS OF MARYLAND
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of June 30, (in thousands)                                           2004
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $     86,526
     Accumulated depreciation and amortization                           (26,235)
                                                                    ------------
     Net Utility Plant                                                    60,291
                                                                    ------------
OTHER PROPERTY AND INVESTMENTS                                                 1
                                                                    ------------
CURRENT ASSETS:
     Cash and cash equivalents                                               163
     Accounts receivable - less reserve                                   18,825
     Unbilled revenue - less reserve                                         787
     Gas inventory                                                         2,767
     Material and supplies, at average cost                                  615
     Exchange gas receivable                                                  11
     Regulatory assets                                                       175
     Prepayments and other                                                 1,807
                                                                    ------------
          Total Current Assets                                            25,150
                                                                    ------------
OTHER ASSETS:
     Regulatory assets                                                     1,712
     Deferred charges and other                                               76
                                                                    ------------
          Total Other Assets                                               1,788
                                                                    ------------
TOTAL ASSETS                                                        $     87,230
                                                                    ============
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                   $     31,368
      Long-term debt excluding amt due within one year                    18,975
                                                                    ------------
Total Capitalization                                                      50,343
                                                                    ------------
CURRENT LIABILITIES:
      Accounts payable                                                     7,639
      Customer deposits                                                      417
      Taxes accrued                                                        2,318
      Interest accrued                                                         5
      Overrecovered gas and fuel costs                                     3,806
      Exchange gas payable                                                   452
      Regulatory liabilities                                                   5
      Accrued liability for postretirement and pension benefits              433
                                                                    ------------
          Total current liabilities                                       15,075
                                                                    ------------
OTHER:
      Deferred income taxes                                                6,809
      Deferred investment tax credits                                        674
      Accrued liability for postretirement and pension benefits            1,232
      Regulatory liabilities and other removal costs                      12,317
      Other noncurrent liabilities                                           780
                                                                    ------------
          Total other                                                     21,812
                                                                    ------------
TOTAL CAPITALIZATION AND LIABILITIES                                $     87,230
                                                                    ============